FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

9 May 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC

(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 9 May 2005	By:	STEVEN JOHN WEBB

Steven John Webb
Group Company Secretary and
General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

PREMIER FARNELL PLC

2.	Name of shareholder having a major interest

LEGAL & GENERAL GROUP PLC

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOT DISCLOSED

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE
(UK) LTD A/C 914945	126,807
HSBC GLOBAL CUSTODY NOMINEE
(UK) LTD A/C 775245	1,428,211
HSBC GLOBAL CUSTODY NOMINEE
(UK) LTD A/C 357206	9,086,524
HSBC GLOBAL CUSTODY NOMINEE
(UK) LTD A/C 866197	46,719
HSBC GLOBAL CUSTODY NOMINEE
(UK) LTD A/C 904332	65,475
HSBC GLOBAL CUSTODY NOMINEE
(UK) LTD A/C 916681	18,900
HSBC GLOBAL CUSTODY NOMINEE
(UK) LTD A/C 754612	550,284

5.	Number of shares/amount of stock acquired

NOT DISCLOSED

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

NOT DISCLOSED

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 5P EACH

10.	Date of transaction

NOT DISCLOSED

11.	Date company informed

6 MAY 2005

12.	Total holding following this notification

11,322,920

13.	Total percentage holding of issued class following this notification

3.11%

14.	Any additional information

15.	Name of contact and telephone number for queries

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS
LS12 2QQ

TEL: 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY

Date of notification: 9 MAY 2005